Exhibit 99.1

Azure Power Announces 2020 Annual General Meeting Results

New Delhi, September 29, 2020: Azure Power (NYSE: AZRE), a leading independent solar power producer in India, announced that it held its 2020 Annual General Meeting of Shareholders on September 28, 2020. Each of the proposals submitted for shareholder approval was approved.

Specifically, the shareholders (i) adopted the Annual Report of the Company for the period ended March 31, 2020, together with the Report of the Board of Director and the Report of the Auditor and the Form 20-F, (ii) re-appointed Ernst & Young Associates LLP ("EY Mauritius") as the independent auditor of the Company (the "Auditor") for the fiscal year ending March 31, 2021, (iii) re-elected Mr. Arno Lockheart Harris as the Company's director, (iv) re-elected Mr. Cyril Sebastien Dominique Cabanes as the Company's director, (v) ratified appointment of Ms. Supriya Prakash Sen as the Company's director, and (vi) ratified appointment of Mr. M. S. Unnikrishnan as the Company's director. Dr. R.P Singh, 72 years, tenure as Director of the Company ended with effect from September 28, 2020. The number of Board members as on date is 10, with majority deemed independent.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-India portfolio over 7 gigawatts. Azure Power developed India's first private utility scale solar project in 2009 and has been at the forefront in the sector as a developer and operator of solar projects since its inception in 2008. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power manages the entire development and operation process, providing low-cost solar power solutions to customers throughout India. For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions issues related to the corona virus; supply disruptions; power curtailments by Indian state electricity authorities and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Media Contact

Samitla Subba

pr@azurepower.com